Exhibit 99.1

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 15, 2022

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion, Israel on December 15, 2022 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.      To elect the following to serve as a director on the Company’s Board of Directors (the “Board”) for such terms as set forth below, and until his successor has been duly elected and qualified:

Ziv Dekel — for a term of 3 years (Class C);

Yaron Eldad — for a term of 1 year (Class B); and

Eyal Cohen — for a term of 3 years (Class C).

2.      To approve an increase of the Company’s authorized share capital by 3 million ordinary shares (from 8 million to 11 million).

3.      To approve an increase of the number of Ordinary Shares available for issuance under the 2003 Israeli Share Option Plan, by 300,000 to a total of 1,000,000.

4.      To approve the grant of 80,000 options to the CEO.

5.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders.

6.      To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2021.

The Board has fixed the close of business on November 8, 2022 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 3 and 5 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposal 4 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2021 described in proposal 6 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements.    Shareholders may send the Company position statements on an agenda item in English, no later than December 5, 2022.

By Order of the Board of Directors,

Ziv Dekel, Chairman of the Board of Directors

November 3, 2022

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion 7535825

Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 15, 2022

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, of no nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on December 15, 2022 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.      To elect the following to serve as a director on the Company’s Board of Directors (the “Board”) for such terms as set forth below, and until his successor has been duly elected and qualified:

Ziv Dekel — for a term of 3 years (Class C);

Yaron Eldad — for a term of 1 year (Class B); and

Eyal Cohen — for a term of 3 years (Class C).

2.      To approve an increase of the Company’s authorized share capital by 3 million ordinary shares (from 8 million to 11 million).

3.      To approve an increase of the number of Ordinary Shares available for issuance under the Israeli 2003 Option Plan, by 300,000 to a total of 1,000,000.

4.      To approve the grant of 80,000 options to the CEO.

5.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders.

6.      To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2021.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 10, 2022. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, electronic mail, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote.    Only holders of record of Ordinary Shares at the close of business on November 8, 2022 are entitled to notice of and to vote at the Meeting. The Company had 5,701,518 Ordinary Shares issued and outstanding on September 30, 2022. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposals 1, 3 and 5 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 2 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposal 4 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a personal interest with respect to a certain proposal where such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2021 described in proposal 6 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements.    Shareholders may send the Company position statements on an agenda item in English, no later than December 5, 2022.

By Order of the Board of Directors,

Ziv Dekel, Chairman of the Board of Directors

November 3, 2022

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

I.       PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

The following table sets forth, as of September 30, 2022, to the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. To the Company’s knowledge, based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares.

Applicable percentage ownership in the following table is based on 5,701,518 shares outstanding as of September 30, 2022.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares(3)	Total Shares	Percent
Todd M. Felte(1) 7377 East Doubletree Ranch Rd Suite 290 Scottsdale AZ	609,190	57,000	666,190	11.6%
Janney Montgomery Scott LLC(2)	524,481	—	524,481	9.2%

____________

(1)      Includes 511,700 shares held by E.W. Felte Bene IRA; 52,600 shares held by E.W. Felte Irrev Trust; 23,500 shares and 57,000 warrants held by Todd M. Felte; 15,000 shares held by Todd M. Felte Roth IRA, 2,050 shares held by Edith B. Felte, and 4,340 shares held by Edith B. Felte Roth IRA.

(2)      According to a13G dated October 8, 2021.

(3)      Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this report.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders and employees during or with respect to the year ended December 31, 2021.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended on December 31, 2021. The amounts are in U.S. dollars in thousands.

Name	Position	Salary Cost	Non-equity incentive bonuses	equity-based compensation	Car expenses	Total
Eyal Cohen	CEO	$245	$—	$15	$9	$269
Avidan Zelicovsky	President and Head of the Supply Chain division	$275	$47	$15	$12	$349
Moshe Zeltzer	CFO	$102	$—	$8	$14	$124
Hagit Eliyahu	VP, Supply Chain division	$120	$172	$—	$18	$310
Uzi Parizat	VP Sales & Marketing, RFID division	$193	$35	$2	$20	$250

Diversity of the Company’s Board of Directors

Nasdaq’s Board Diversity Rule, which was approved by the SEC on August 6, 2021, is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide shareholders with consistent, comparable disclosures concerning a company’s current board composition. This rule requires companies listed on the Nasdaq exchange to: (1) publicly disclose board-level diversity statistics using a standardized template; and (2) have or explain why they do not have at least two diverse directors. The rule also provides flexibility for Foreign Issuers, which can meet the diversity objective by including two female directors. The rule establishes a transition period by which our board must include at least one diverse director by August 7, 2023, and at least two diverse directors by August 6, 2026. The required annual disclosure is made in the form of the “Board Diversity Matrix” established by the Rule.

Our current Board composition is reflected in the following matrix:

Board Diversity Matrix (As of September 30, 2022)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4
Part I: Gender Identity	Female	Male	Non-binary	Did Not Disclose Gender
Directors	1	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ	0
Did Not Disclose Demographic Background	0
Directors who are Jewish People	4
Directors with Disabilities	0

As a Foreign Issuer subject to the added flexibility provided under Nasdaq’s Board Diversity Rule, we currently meet the diversity objectives promulgated under this rule by having one female director, as reflected in the above matrix.

II.     RESOLUTIONS

At the Meeting, the shareholders are requested to elect the following person, for such terms as set forth below and until his successor has been duly elected and qualified:

Ziv Dekel — for a term of 3 years (Class C);

Yaron Eldad — for a term of 1 year (Class B); and

Eyal Cohen — for a term of 3 years (Class C);

The Company’s Articles of Association currently provide that the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four (4) nor more than seven (7).

Following the re-election of Messrs. Ziv Dekel, Yaron Eldad and Eyal Cohen, the Company’s Board shall comprise of 4 members.

Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market that has no controlling shareholder, may elect to be exempt from the requirements under the Companies Law, 5759-1999 (the “Companies Law”), to appoint external directors. The Company has adopted this exemption and consequently the Company’s Board of Directors does not include external directors, as defined under the Companies Law.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. Each of the proposed nominees has declared to the Company that he complies with such qualifications.

Each of the nominees named in this proposal 1, if elected, shall hold office for the term noted above, and until his successor has been duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why the nominee, if elected, should be unable to serve as a director. Each of the nominees has advised the Board that he intends to serve as a director if elected.

Nominee for the Board of Directors

Set forth below is information about the nominees, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Ziv Dekel(1)	58	Chairman of the Board of Directors
Mr. Yaron Eldad(2)	57	Chairman of the Audit and Compensation Committees
Mr. Eyal Cohen	53	Chief Executive Officer and Director

____________

(1)      Mr. Ziv Dekel holds options to purchase 27,500 of the Company’s Ordinary Shares, which he received upon his appointment as a director. In accordance with the Shareholders resolution on October 31, 2019, upon his re-election, Mr. Ziv shall be granted an additional 7,500 options to purchase Company’s Ordinary Shares.

(2)      Mr. Yaron Eldad holds options to purchase 7,500 of the Company’s Ordinary Shares, which he received upon his appointment as a director, in accordance with the Shareholders resolution on October 31, 2019.

(3)      Mr. Eyal Cohen holds29,776 of the Company’s Ordinary Shares, and options to purchase 139,000 Ordinary Shares, which he received as part of his compensation as an officer of the Company.

Mr. Ziv Dekel joined our Board of Directors in June 2015 and was appointed as Chairman of the Board in 2019. Mr. Dekel has over 25 years of management and strategic counseling experience. Since 2010, Mr. Dekel provides strategic advisory services to various business entities. In 1989, Mr. Dekel joined Shaldor Strategy Counseling as an analyst, and from 2002 through 2010 served as Shaldor’s CEO and Managing Partner. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Mr. Yaron Eldad joined our Board of Directors in January 2021 and was appointed Chairman of the Audit Committee and Compensation Committee. Since 2010, Mr. Eldad has been serving as the CEO and CFO of Yamba Group Ltd, an international trading company specializing in consumer electronic products. From 2008 until 2010, Mr. Eldad has served as the CFO at Recoly NV, and from 1995 until 2008 as the CFO at e-SIM Ltd. Mr. Eldad holds a Master’s

Degree in Business Administration (strategic management) from the Hebrew University, an M.A in law from the Bar Ilan University, and a B.A in Economics and Accounting from the Ben Gurion University. The Company’s Board has determined that Mr. Eldad is an independent director and a financial expert in accordance with the SEC and Nasdaq rules.

Mr. Eyal Cohen was appointed as the Company’s Chief Financial Officer in January 2007. In August 15, 2017, Mr. Cohen was appointed as the Company’s Co-Chief Executive Officer, and since December 2019, he serves as the Company’s sole Chief Executive Officer. From 2004 through 2006, Mr. Cohen served as the Company’s controller, and prior to that held the position of Chief Financial Officer at Cellact Ltd, a technology company. From 1998 to 2001, Mr. Cohen was the controller of e-SIM Ltd., a technology company traded on Nasdaq in the past, and in the years 1995-1997 held an audit manager position in technology department of PricewaterhouseCoopers. Mr. Cohen holds a B.A. in Accounting and Business Administration from the College of Management in Tel-Aviv and is a certified public accountant in Israel and in the United States, in the state of Maine.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2021 (10 persons):

Year ended December 31, 2021
Salaries, Directors’ fees, Service fees, Commissions and Bonus	$680
Pension, Retirement and Similar benefits	$105

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following person to the Board, for such terms as set forth below and until his successor has been duly elected and qualified: Ziv Dekel — for a term of 3 years (Class C); Yaron Eldad — for a term of 1 year (Class B); and Eyal Cohen — for a term of 3 years (Class C);”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.      INCREASE OF SHARE CAPITAL

Currently, the authorized share capital of the Company consists of 8,000,000 Ordinary Shares, of which 5,701,518 are outstanding as of September 30, 2022. In addition, 1,513,833 Ordinary Shares are reserved as of September 30, 2022 for issuance pursuant to options previously granted under the Company’s 2003 Share Option Plan and underlying warrants. As a result, the Company has 784,649 Ordinary Shares available for future issuances as of September 30, 2022.

The shareholders are requested to approve an increase of the authorized share capital of the Company by additional 3,000,000 Ordinary Shares, so that following such increase the total authorized share capital of the Company would be 11,000,000 Ordinary Shares.

The increase in authorized share capital would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share dividends, and other bona fide corporate purposes.

The Company intends to engage in additional equity financings in the future, subject to market conditions, and to consider acquisitions and other transactions pursuant to which Ordinary Shares would be issued as such opportunities arise.

The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and voting rights of existing holders of Ordinary Shares.

If authorized, the additional Ordinary Shares may be issued with approval of the Board of Directors but without further approval of shareholders, unless shareholder approval is required by applicable law, rule or regulation. Our ordinary shareholders do not have preemptive rights with respect to future issuances of Ordinary Shares. Thus, should the Board of Directors elect to issue additional Ordinary Shares, the Company’s existing shareholders will not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on the voting power and percentage ownership of these shareholders.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the increase of the authorized share capital of the Company by an additional 3,000,000 Ordinary Shares, as described in the Proxy Statement.

FURTHER RESOLVED, to effect the corresponding amendments to the description of the Company’s share capital in its Memorandum of Association and Articles of Association.”

The revised Memorandum of Association and Articles of Association are attached hereto as Exhibit A-1 and A-2, respectively.

Vote Required

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the foregoing resolution.

3.      INCREASE OF THE OPTION POOL OF THE 2003 ISRAELI SHARE OPTION PLAN

Under the 2003 Israeli Share Option Plan (the “Option Plan”), employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company.

On July 18, 2018 the Company’s shareholders approved an increase in the number of Ordinary Shares available for issuance under the Option Plan (the “Option Pool”), by 200,000 Ordinary Shares, which brought the total amount reserved thereunder to 700,000 Ordinary Shares.

As of September 30, 2022, the total number of Ordinary Shares available for future grants of options amounts to 65,284 Ordinary Shares are. It is therefore proposed to increase the number of Ordinary Shares available for issuance under the Option Plan, by 300,000 to a total of 1,000,000.

Following the increase and assuming the grant of the options proposed to be granted immediately after the Meeting (i.e. to the CEO and the Chairman,), the Company shall have an amount of 277,784 Ordinary Shares available for future grants in its Option Pool.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an increase of the number of Ordinary Shares available for issuance under the Option Plan, by 300,000 to a total of 1,000,000, and amend Section 7.1 of the Option Plan, stating the total number of shares to be reserved under the Option Plan, to reflect such increase.”

4.      APPROVAL OF GRANT OF OPTIONS TO THE COMPANY’S CEO

Shareholders are asked to approve the grant of 80,000 options to purchase Ordinary Shares to the Company’s CEO, Mr. Eyal Cohen.

The options shall be granted pursuant to the Company’s 2003 Share Option Plan (the “Plan”) and have the following terms:

•        Exercise price: the weighted average closing price of the Ordinary Shares on the NASDAQ during the 20 trading days preceding the Grant Date.

•        Vesting schedule: the options will vest and become exercisable over a period of three years, in three equal parts, such that one third of the options (partial options rounded up) shall vest on each of the first, second and third anniversary of the Grant Date, provided that Mr. Cohen is still serving as the CEO at the applicable vesting date. The vesting of any unvested options shall be accelerated and they shall become immediately exercisable: (i) ten days before the closing of a Transaction; or (ii) upon the termination of the CEO other than for “Cause”.

“Transaction” means: (i) a merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

•        The vested options shall expire on the fifth anniversary of the Grant Date (the “Exercise Period”). The vested options shall be exercisable during the Exercise Period whether or not the CEO holds office at the time of exercise, except that in case of a Transaction during the Exercise Period, any vested options not assumed or substituted by a Successor Company (as defined in the Plan) shall expire if not exercised on or before the closing of the Transaction.

The Grant Date of the options shall be the date of approval of this resolution by the shareholders.

The proposed compensation for the CEO complies with the Company’s Compensation Policy. The Compensation Committee and the Board approved the grant of the options to the CEO described above.

At the Meeting, the Board proposes that the following resolutions be adopted:

“RESOLVED, to approve the grant of options to the Company’s CEO, as described in this Proxy Statement”.

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

5.      APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”), as the independent auditors of the Company for the year ending December 31, 2022, and for such additional period, until the next annual general meeting of shareholders. Fahn Kanne have served as the Company’s independent auditors since 2017.

Pursuant to Section 24.2 to the Company’s Articles of Association, the auditor fees are set by the Company’s Board.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Fahn Kanne during 2020 and 2021.

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton(1)	$88,000	100%	$75,000	88%
Other Fees – Grant Thornton(2)	$—	—	$10,000	12%
Total	$88,000	100%	$85,000	100%

____________

(1)      Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)      Other fees are fees for professional services other than audit fees.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Fahn Kanne be, and they hereby are, appointed as independent auditors of the Company for the year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

6.      REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2021, will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on March 31, 2022, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at the Company’s offices no later than November 8, 2022.

Exhibit A-1

(translated from the Hebrew)

MEMORANDUM OF ASSOCIATION

1.      The company’s name — B.O.S Better On-Line Solutions Ltd.

2.      The objects for which the company is formed:

(a)     The development of sophisticated interfaces for IBM mainframe computers.

(b)    The export of hi-tech products to Europe and the USA.

(c)     The sale of the said products on the domestic market.

(d)    Research, development and manufacture of products in the sphere of communication networks.

(e)     To prepare, write, publish, update, collect together, import, export, market and sell books, brochures, collections, procedures and any ancillary material whatsoever on the matters set out above and on any other matter as the company deems fit.

(f)     To provide training and teaching in the scope of any courses whatsoever in the branches set out above and on other matters directly or indirectly connected with the said branches and on any other matters as the company deems fit.

(g)    To design, develop, manage, purchase, take on short or long lease, sell and grant on short lease and otherwise market any data, computer, control and communication services whatsoever.

(h)    To purchase or otherwise acquire and obtain rights in and rights to use or exploit all manner of patents, patent rights, invention rights, copyrights, licenses, protections and concessions (hereinafter together referred to as “patent rights”) which might, in the company’s opinion, be of benefit to it and to protect, extend and renew them and to exercise patent rights, work pursuant thereto, exploit them and produce any benefit therefrom, to make agreements or transactions in respect of the use or exploitation of patent rights or the production of benefit therefrom and to grant licenses and rights in connection therewith.

(i)     To carry on business as general merchants, importers, exporters and agents of all manner of machinery, appliances, equipment and materials connected with the branches of work set out above.

(j)     To enter into partnership with partnerships, companies, cooperative societies and other bodies corporate, public or private holders of capital or with any other entity for the purpose of establishing enterprises and for the purpose of engaging in agencies, consultancy, and manufacturing in the branches set out above.

(k)    To carry on all branches of investment and financing business, to invest funds in industry, commerce, banks and financial institutions, in housing and construction enterprises, agriculture, development enterprises, transportation, shipping, aviation and in any other investments whatsoever, whether by way of purchase or against collateral of shares, share stock, debentures, debenture stock, promissory notes, value notes, covenants or securities of any type or without any collateral, as the company’s management deems fit and beneficial.

(l)     To encourage, seek, direct, supervise, initiate, broke, finance and manage the transfer of capital and capital investments in Israel and from overseas to Israel and generally to engage in the business of investors, investments and finance and produce benefit therefrom as the company’s management deems fit.

(m)   To promote, construct, erect, develop, plan, implement, manage, operate, finance, encourage and improve in Israel or overseas all manner of economic, industrial, agricultural and commercial enterprises, businesses and undertakings and to engage in any business as brokers, promoters and founders of corporations, companies, enterprises, holders of capital, concessionaires, contractors, property owners, merchants, agents and attorneys in order to do or perform any act or transaction which might directly or indirectly assist the achievement of any object as the company deems fit.

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(n)    To lend any funds and give advances or credit, to accept funds and securities and any valuables whatsoever, to guarantee the debts and contracts of such persons, companies and corporations and on such terms as the company deems fit and in particular the persons and companies with whom the company maintains business relations and to accept from those to whom the company lends funds or grants credit or guarantees all manner of guarantees and securities as aforesaid and to redeem them on such terms as the company deems fit.

(o)    To purchase, take on long lease or by barter, to take on short lease or otherwise acquire and hold for the company any property or beneficial interest, all manner of land, buildings, rights, privileges, concessions, licenses, machinery, plant, merchandise and all manner of movable or immovable property which are needed by the company or suitable for the purposes of its business.

(p)    To do any legal act which a corporation may legally do.

3.      The members’ liability is limited.

4.      The Company’s authorized capital is divided into 11,000,000 ordinary shares of no nominal value each. (amended May 2003, May 2006, December 2009, December 2012, January 2015, July 2018, December 2020 and December 2022).

We the undersigned are desirous of becoming incorporated in accordance with this memorandum of association and each agree to take the number of shares in the company’s capital as appearing against our respective names.

Subscribers’ Names	I.D. number	Address	Description	No. of shares taken	Signature
1. Israel Gad	5009749	Moshav Yaad	Electronic Engineer	55 ordinary class A shares 55 ordinary class B shares	—
2. Yael Gal	5044063	Moshav Yaad	Computer Engineer	45 ordinary class A shares 45 ordinary class B shares	—

____________

(*Note: class A and B shares since abolished and shareholdings have changed)

Dated this 5th day of November 1990

Witness to the foregoing signatures:

(Signed)

Doran Goshen, Adv.

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Exhibit A-2

B.O.S BETTER ON-LINE SOLUTIONS LTD.

ARTICLES OF ASSOCIATION

IN ACCORDANCE WITH THE COMPANIES LAW, 5759-1999

1.           The Company’s Name

The Company’s name is “B.O.S Better On-Line Solutions Ltd”.

2.           The Company’s Objects

The Company’s object is to engage in any legal business.

3.           Interpretation

    3.1         Everything mentioned in the singular shall include the plural and vice versa, and everything mentioned in the masculine shall include the feminine and vice versa.

    3.2         Unless these articles include special definitions for certain terms, every word and expression herein shall bear the meaning attributed thereto in the Companies Law, 5759-1999 (hereinafter referred to as the “Companies Law”), unless the context otherwise admits.

    3.3         For the avoidance of doubt, it is expressed that in respect of matters regulated in the Companies Law such that it is possible to qualify the arrangements in respect thereof in articles, and these articles do not include in respect thereof provisions different from those of the Companies Law — the provisions of the Companies Law shall apply in respect thereof.

4.           The Company’s Share Capital and the Rights Attached to Shares

    4.1         The Company’s authorized capital is divided into 11,000,000 ordinary shares of no nominal value each. (amended May 2003, May 2006, December 2009, December 2012, January 2015, July 2018, December 2020 and December 2022).

    4.2         The ordinary shares shall vest the holders thereof with —

         4.2.1           an equal right to participate in and vote at the Company’s general meetings, whether an Annual Meeting or a Special Meeting, and each of the shares in the Company shall entitle its holder, present at the general meeting and participating in the vote, himself, by proxy or through a voting instrument, to one vote; (amended October 2019)

         4.2.2           an equal right to participate in a distribution of dividends, whether in cash or by way of bonus shares, in a distribution of assets or in any other distribution, pro rata to the nominal value of the shares held by them;

         4.2.3           an equal right to participate in a distribution of the Company’s surplus assets on winding up pro rata to the nominal value of the shares held by them.

    4.3         The board of directors may issue shares and other securities which are convertible or exercisable into shares up to the limit of the Company’s authorized share capital. With regard to computing the limit of the authorized capital, securities convertible or exercisable into shares shall be deemed to have been converted or exercised on the date of their issue. The board of directors may delegate such authority as permitted by law. (amended May 2006)

5.           Limited Liability

The shareholders’ liability for the Company’s debts shall be limited to the full amount (nominal value plus premium) they are required to pay the Company for the shares and not yet paid by them.

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6.           Joint Shareholders and Share Certificates

    6.1         Where two or more persons are listed in the shareholders’ register as the joint holders of a share, each of them may give binding receipts for any dividend or other monies in connection with such share.

    6.2         A shareholder who is listed in the shareholders’ register may receive from the Company, without payment, within three months of the allotment or registration of the transfer, one share certificate bearing a seal in respect of all the shares registered in his name, which shall specify the number of shares. In the case of a jointly held share, the Company shall issue one share certificate to all the joint shareholders, and the delivery of such a certificate to one of the joint shareholders shall be deemed delivery to all of them.

Each share certificate shall bear the signature of at least one director together with the Company’s stamp or its printed name.

    6.3         A share certificate which has been defaced, destroyed or lost may be renewed in reliance upon proof and guarantees as required by the Company from time to time.

7.           The Company’s Reliefs in relation to Shares Not Paid in Full

    7.1         If the consideration which the shareholder undertook to pay the Company for his shares or any part thereof is not paid at the time and on the terms prescribed in the shares’ allotment terms and/or in the payment call mentioned in paragraph 7.2 below, the Company may, pursuant to the board of directors’ resolution, forfeit the shares whose consideration has not been paid in full. The shares shall be forfeited, provided that the Company has sent the shareholder written warning of its intention to forfeit his shares, at least seven days from the date of receiving the warning if the payment is not effected during the period specified in the warning letter.

The board of directors may, at any time prior to the date on which a share forfeited is sold, re-allotted or otherwise transferred, cancel the forfeiture on such terms as it deems fit.

The shares forfeited shall be held by the Company as dormant shares or shall be sold to another.

    7.2         If pursuant to the issue terms of shares there is no fixed date for payment of any part of the price payable therefor, the board of directors may from time to time make calls for payment on the shareholders in respect of the monies not yet paid for the shares held by them, and every shareholder shall be liable to pay the Company the amount of the call made on him on the date specified as aforesaid, provided that he receives 14 days’ notice of the date and place for payment (hereinafter referred to as “call”). The notice shall state that non-payment on the date specified or prior thereto at the place specified might result in the forfeiture of the shares in relation to which the call was made. A call may be cancelled or postponed to another date, as resolved by the board of directors.

    7.3         In the absence of another provision in the shares’ allotment terms, a shareholder shall not be entitled to receive dividend or to exercise any right as a shareholder in respect of shares not yet paid up in full.

    7.4         Persons who are joint holders of a share shall be jointly and severally liable for payment of the amounts due to the Company in respect of the share.

    7.5         The provisions of this paragraph are not such as to derogate from any other relief available to the Company vis-a-vis a shareholder who has not paid his debt to the Company in respect of his shares.

8.           Transfer of Shares

    8.1         The Company’s shares may be transferred.

    8.2         A share transfer shall be effected in writing and shall not be registered unless —

         8.2.1           a due share transfer instrument is furnished to the Company at its registered office together with the certificates relating to the shares to be transferred, if issued. The transfer instrument shall be signed by the transferor and a witness verifying the transferor’s

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signature. In the case of a transfer of shares which are not fully paid up on the date of the transfer, the transfer instrument shall also be signed by the transferee and a witness verifying the transferee’s signature; or

         8.2.2           the Company is given a court order to amend the registration; or

         8.2.3           it is proved to the Company that the legal conditions for transmission of the right to the share have been fulfilled.

    8.3         A transfer of shares which are not fully paid up requires the approval of the board of directors, which may refuse to grant its approval in its absolute discretion and without giving grounds therefor.

    8.4         The transferee shall be deemed the shareholder in relation to the shares being transferred from the moment his name is listed in the shareholders’ register.

9.           Alteration to Capital

    9.1         The general meeting may increase the Company’s authorized share capital by creating new shares of an existing class or of a new class, as determined in the general meeting’s resolution.

    9.2         The general meeting may cancel authorized share capital which has not yet been allotted, provided that the Company has not undertaken, including conditionally, to allot the shares.

    9.3         The general meeting may, subject to the provisions of any law:

         9.3.1           consolidate and re-divide its share capital, or any part thereof, into shares of a nominal value greater than that of the existing shares;

         9.3.2           sub-divide its existing shares, or any of them, or its share capital, or any part thereof, into shares of a nominal value smaller than that of the existing shares;

         9.3.3           reduce its share capital and any capital redemption reserve fund in such manner and on such terms and conditions and with the receipt of such approval as the Companies Law requires.

10.         Alteration of the Rights Attached to Classes of Shares

    10.1       So long as not otherwise provided in the shares’ issue terms and subject to the provisions of any law, the rights attached to a particular class of shares may be altered, after a resolution is passed by the Company and with the approval of a resolution passed at a general meeting of the holders of the shares of such class or the written agreement of all the class holders.

The provisions of the Company’s articles regarding general meetings shall apply, mutatis mutandis, to a general meeting of the holders of a particular class of shares.

    10.2       The rights vested in the holders of shares of a particular class that were issued with special rights shall not be deemed to have been altered by the creation or issue of further shares ranking equally with them, unless otherwise provided in such shares’ issue terms.

11.         General Meetings

    11.1       The Company’s resolutions on the following matters shall be passed at the general meeting —

         11.1.1         alterations to the articles;

         11.1.2         the exercise of the board of directors’ powers when the board of directors is unable to function;

         11.1.3         the appointment and dismissal of the Company’s auditor;

         11.1.4         the appointment and removal of directors, including independent and external directors, provided however, that appointment or removal of directors shall only be made by the Annual Meeting; (amended October 2019)

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         11.1.5         the approval of acts and transactions requiring the general meeting’s approval pursuant to the provisions of the Companies Law and any other law;

         11.1.6         increasing and reducing the authorized share capital;

         11.1.7         a merger as defined in the Companies Law.

12.         Convening General Meetings (amended October 2019)

    12.1       An Annual Meeting shall be convened at once a year at such place and time as determined by the board of directors but no later than 15 months from the last Annual meeting The Company’s other shareholder meetings shall be referred to as “Special Meetings”.

    12.2       The Annual Meeting’s agenda shall include a discussion of the board of directors’ reports and the financial statements as required by the Companies Law. The Annual Meeting shall appoint an auditor, appoint the directors pursuant to these articles and discuss all the other matters which must be discussed at the Company’s Annual Meeting, pursuant to these articles or the Companies Law, as well as any other matter determined by the board of directors.

    12.3       The board of directors may convene a Special Meeting pursuant to its resolution and it must convene a Special Meeting if it receives a written requisition from any one of the following ( a “Requisition”):

         12.3.1         two directors or one quarter of the directors holding office; and/or

         12.3.2         one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; and/or

         12.3.3         one or more shareholders holding at least 5% of the voting rights in the Company.

    12.4       A Requisition must detail the objects for which the Special Meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. The Requisition may be made up of a number of documents in an identical form of wording, each of which shall be signed by one or more of the persons requisitioning the Special Meeting.

    12.5       Where the board of directors is required to convene a Special Meeting, it shall do so within 21 days of the Requisition being submitted to it, for a date that shall be specified in the invitation pursuant to paragraph 12.6 below and subject to the law.

    12.6       Notice to the Company’s members regarding the convening of an Annual Meeting or a Special Meeting shall be sent to all the shareholders listed in the Company’s shareholders’ register at least 21 days prior to the general meeting and shall be published in other ways insofar as required by the Companies Law. The notice shall include the agenda, proposed resolutions and arrangements with regard to a written vote.

The accidental omission to give notice of a general meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such general meeting.

13.         The Discussion at the General Meetings

    13.1       No discussions may be commenced at the general meeting unless a quorum is present at the time of the discussion’s commencement. A quorum is the presence of at least two shareholders holding at least 33⅓% of the voting rights (including presence through a proxy or a voting instrument), within half an hour of the time fixed for the meeting’s commencement. (amended August 2004)

    13.2       If no quorum is present at a general meeting within half an hour of the time fixed for the commencement thereof, the meeting shall be adjourned for one week, to the same day, time and place, or to a later time if stated in the invitation to the meeting or in the notice of the meeting (hereinafter referred to as “the adjourned meeting”.)

    13.3       The quorum for the commencement of the adjourned meeting shall be any number of participants.

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    13.4       The board of directors’ chairman shall serve as the general meeting’s chairman. If the board of directors’ chairman is not present at the meeting within 15 minutes of the time fixed therefor or if he refuses to chair the meeting, the chairman shall be elected by the general meeting.

    13.5       A general meeting at which a quorum is present may resolve to adjourn the meeting to another place and time determined by it, and in such case notices and invitations in respect of the adjourned meeting shall be given as provided in paragraph 12.6 above. The agenda of an adjourned Meeting shall include only the matters that were on the agenda of the meeting when it first convened.

14.         Voting at the General Meeting (amended October 2019)

    14.1       A shareholder of the Company may vote at the general meetings himself or through a proxy or a voting instrument.

The shareholders entitled to participate in and vote at the general meeting are the shareholders on the date specified by the board of directors in the resolution to convene the general meeting, and subject to the law.

    14.2       In every vote each shareholder shall have a number of votes according with the number of shares held by him.

    14.3       A resolution at the general meeting shall be passed by an ordinary majority unless another majority is specified in the Companies Law or these articles.

14.4       The declaration of the general meeting’s chairman that a resolution has been passed unanimously or by a particular majority, or that it has been defeated or not passed by a particular majority, shall constitute prima facie proof of that stated therein.

    14.5       If the votes at a general meeting are tied, the chairman of the general meeting shall not have an additional or deciding vote, and the resolution that was put to the vote shall be defeated.

    14.6       The Company’s shareholders may, in respect of any matter on the general meeting’s agenda, vote at a general meeting (including a class meeting) through a voting instrument, provided that the board of directors does not, subject to any law, rule out the possibility of voting through a proxy instrument on such matter in its resolution to convene the general meeting.

If the board of directors prohibits voting through a voting instrument, the fact that the possibility of voting through a voting instrument has been ruled out shall be stated in the notice of the general meeting pursuant to paragraph 12.6 above.

    14.7       A shareholder may state the way in which he is voting in the voting instrument and send it to the Company’s registered office at least 48 hours prior to the general meeting’s commencement. A voting instrument in which a shareholder states the way in which he is voting, which reaches the Company’s registered office at least 48 hours prior to the general meeting (including the adjourned meeting), shall be deemed presence at the general meeting for the purpose of constituting the quorum as provided in paragraph 13.1 above. (amended May 2003)

    14.8       A proxy shall be appointed in a written instrument signed by the appointor. A corporation shall vote through its representatives who shall be appointed by a document duly signed by the corporation.

    14.9       Voting in accordance with the terms and conditions of a proxy instrument shall be legal even if prior thereto the appointor dies or becomes legally incapacitated, is wound up, becomes bankrupt, cancels the proxy instrument or transfers the share in relation to which it was given, unless written notice is received at the office prior to the general meeting that the shareholder has died, become legally incapacitated, been wound up, become bankrupt, cancelled the appointment instrument or transferred the share as aforesaid.

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    14.10     The proxy instrument and the power of attorney or a copy certified by an attorney shall be deposited at the Company’s registered office at least 48 hours prior to the time fixed for the general meeting or the adjourned meeting at which the person mentioned in the document intends voting pursuant thereto.

    14.11     A shareholder of the Company shall be entitled to vote at general meetings of the Company through a number of proxies appointed by him, provided that each proxy is appointed in respect of different parts of the shares held by the shareholder. There shall not be any impediment to any proxy as aforesaid voting differently at general meetings of the Company.

    14.12     If a shareholder is legally incapacitated, he may vote by his board of trustees, receiver, natural guardian or other legal guardian, and they may vote themselves or by proxy or through a voting instrument.

    14.13     Where two or more persons are the joint holders of a share, in a vote on any matter the vote of the person whose name appears first in the shareholders’ register as the holder of such share shall be accepted, himself or by proxy, and he is entitled to give the Company voting instruments.

15.         The Board of Directors

The board of directors shall delineate the Company’s policy and supervise the performance of the Managing Director’s duties and actions. Any power of the Company which has not been vested in another organ pursuant to the Companies Law or the articles may be exercised by the board of directors.

16.         Appointment and Dismissal of Directors (amended May 2003, May 2006 and October 2019)

    16.1       The number of directors in the Company (including, if required by law external directors) shall be determined from time to time by the Annual Meeting, provided that it shall not be less than four nor more than seven.

    16.2       Subject to the provisions of section 16.3 below, the Company’s directors shall be elected only at the Annual Meeting, and shall hold office until the end of the next Annual Meeting or until they cease to hold office pursuant to the provisions of the articles. If at an Annual Meeting of the Company new directors in the minimum amount specified pursuant to the articles are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company’s Annual Meeting.

    16.3       The board of directors shall be divided into three classes, such that each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors.

At the first election of directors implementing the classified board structure, the term of the directors included in the class A shall be one year, the term of the directors included in class B shall be two years, and the term of the directors included in class C shall be three years.

At each Annual Meeting the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third Annual Meeting following such election or re-election, so that each year the term of office of only one class of directors will expire. Each director will hold office until the Annual Meeting for the year in which his or her term expires, unless they are removed pursuant to section 16.7 below.

In addition to the provisions of paragraph 16.2 above, the board of directors may by unanimous vote appoint a director instead of a director whose office has been vacated and/or one additional director, subject to the maximum number of directors on the board of directors as provided in paragraph 16.1 above. The appointment of a director by the board of directors shall be valid until the next Annual Meeting or until he ceases to hold office pursuant to the provisions of the articles.

    16.4       A director whose term of office has come to an end may be re-elected only by the Annual Meeting.

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    16.5       The office of a director shall commence on the date of his appointment by the Annual Meeting and/or the board of directors or on a later date if specified in the appointment resolution of the Annual Meeting and/or board of directors.

    16.6       The board of directors shall elect a board of directors’ chairman from amongst its members. If a chairman is not elected or if the chairman is not present at the end of 15 minutes from the time fixed for the Annual Meeting, the directors present shall elect one of their number to chair such meeting, and the person chosen shall conduct the meeting and sign the discussion minutes.

The board of directors’ chairman shall not be the Company’s CEO save on fulfillment of the conditions mentioned in section 121(c) of the Companies Law.

    16.7       The Annual Meeting, by a vote of 60% of the shares voted (excluding abstentions) may remove any director from his office before the end of his term of office, whether the director was appointed by it by virtue of paragraph 16.2 above or by the board of directors by virtue of paragraph 16.3 above, provided that the director is given a reasonable opportunity to state his case before the Annual Meeting.

    16.8       Where the office of a director is vacated, the remaining directors may continue to act so long as their number has not fallen below the minimum specified in the articles. Where the number of directors has fallen below the aforementioned minimum, the remaining directors may only act in order to fill the place of the director which has been vacated as mentioned in paragraph 16.3 above or in order to convene an Annual Meeting of the Company, and until the Annual Meeting is convened as aforesaid they may act to manage the Company’s business only in respect of matters that cannot bear delay. The initial term of the director elected by the shareholders as a replacement for a vacated director shall correspond to the balance of the term of such vacated director.

    16.9       Every board of directors’ member may appoint an alternate for himself, provided that such an appointment shall not be for a period exceeding one month, and that someone who was appointed as an alternate for another director and/or who is already serving as a director of the Company may not be appointed as an alternate, except as provided in section 237(d) of the Companies Law.

The appointment or termination of the office of an alternate shall be effected in a written document signed by the director who appointed him; however, in any event, the office of an alternate shall terminate if one of the events specified in paragraph 16.10 below befalls the alternate or if the office of the board of directors’ member for whom he is acting as alternate is vacated for whatsoever reason.

An alternate shall be treated as a director and all the provisions of the law and these articles shall apply to him, save for the provisions regarding the appointment and/or dismissal of a director specified herein.

    16.10     The office of a director shall be vacated in any one of the following cases:

16.10.1       he resigns from his office by a letter signed him and submitted to the Company which specifies the reasons for his resignation;

16.10.2       he is removed from his office by the Annual Meeting in accordance with the provisions of these articles;

16.10.3       he is convicted of an offence as provided in section 232 of the Companies Law;

16.10.4       pursuant to a court decision, as provided in section 233 of the Companies Law;

16.10.5       he is declared legally incapacitated;

16.10.6       he is declared bankrupt, and in the case of a corporation — it is resolved to wind it up voluntarily or a winding up order is given in respect thereof.

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    16.11     The terms of compensation of the board of directors’ members shall be approved by the compensation committee, the board of directors and the general meeting, in this chronological order.

    16.12     It is clarified that this Section 16, including any of its subsections, may be amended only by vote of 60% of the shares voted (excluding abstentions) at an Annual Meeting. shares voted (excluding abstentions) at an Annual Meeting.

17.         Board of Directors’ Meetings (amended December 2011; October 2019)

    17.1       The board of directors shall convene in accordance with the Company’s requirements and at least once every three months.

    17.2       The board of directors’ chairman may convene the board of directors at any time. In addition, the board of directors shall hold a meeting, on a matter that shall be detailed, in the following cases:

17.2.1         on the demand of two directors; however, if at such time the board of directors consists of five directors or less — on the demand of one director;

17.2.2         on the demand of one director if he states in his demand to convene the board of directors that he has learned of a matter involving the Company in which a prima facie contravention of the Law or an infringement of proper business procedure has been discovered;

17.2.3         a notice or report of the CEO obliges action by the board of directors;

17.2.4         the auditor has notified the board of directors’ chairman of materials deficiencies in the audit of the Company’s accounts.

    17.3       Notice of a board of directors’ meeting shall be sent to all its members at least three days prior to the date of the meeting. The notice shall be sent to the address of the director which was furnished to the Company in advance, and shall state the date, time and place of the meeting, and reasonable details of all the matters on the agenda.

Notwithstanding the aforegoing, in urgent circumstances, the board of directors may convene a meeting without notice, with a majority of the directors’ agreement. (amended December 2011)

    17.4       The quorum for the commencement of a board of directors’ meeting shall be a majority of the members of the board of directors. If no quorum is present at the board of directors’ meeting within half an hour of the time fixed for the meeting’s commencement, the meeting shall be adjourned to another date decided upon by the board of directors’ chairman, or in his absence by the directors present at the meeting, provided that three days’ notice shall be given to all the directors of the date of the adjourned meeting. The quorum for the commencement of an adjourned meeting shall be any number of participants. Notwithstanding the aforegoing, the quorum for discussions and resolutions at the board of directors on the auditor’s dismissal or suspension shall be a majority of the board of directors’ members.

    17.5       The board of directors may hold meetings using any communications means, provided that all the directors participating may hear each other simultaneously.

    17.6       The board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter. In such a case, minutes of the resolutions (including the decision not to convene) shall be signed by the chairman of the board of directors, or alternatively, signatures of the directors shall be attached to the minutes. Instead of a director’s signature, the chairman of the board or the corporate secretary may attach a signed memo regarding the oral vote of a director. Resolutions passed without convening, as aforementioned, shall be passed by an ordinary majority and shall have the same effect as resolutions passed at a duly convened meeting. (amended May 2006)

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18.         Voting at the Board of Directors

18.1       In a vote at the board of directors, each director shall have one vote.

18.2       The board of directors’ resolutions shall be passed on a majority. The board of directors’ chairman shall not have an additional or deciding vote and where the votes are tied, the resolution that was put to the vote shall be defeated.

19.         Board of Directors’ Committees

19.1       The board of directors may establish committees and appoint members from the board of directors thereto (hereinafter referred to as “board of directors’ committee”), and it may from time to time revoke such delegation or alter the composition of such committee. If board of directors’ committees are established, the board of directors shall determine in their terms of authority whether certain powers of the board of directors will be delegated to the board of directors’ committee such that a resolution of the board of directors’ committee shall be deemed a resolution of the board of directors or whether a resolution of the board of directors’ committee shall merely amount to a recommendation which is subject to the board of directors’ approval, provided that powers to resolve on the matters specified in section 112 of the Companies Law shall not be delegated to a committee. If a committee merely has a recommendation role, the board of directors may also appoint to the committee members who are not directors. (amended May 2006)

19.2       The meetings and discussions of any board of directors’ committee composed of two or more members shall be governed by the provisions of these articles regarding board of directors’ meetings and the voting thereat, mutatis mutandis, so far as not superseded by the Companies Law, and subject to the board of directors’ resolutions regarding arrangements for the committee’s meetings (if any). (amended December 2011)

20.         Audit Committee

20.1       The Company’s board of directors shall appoint an audit committee from amongst its members. The number of members on the audit committee shall not be less than three and all the external directors shall be members thereof. The board of directors’ chairman and any director employed by the Company or providing services to it on a permanent basis and/or a control owner or his relative shall not be appointed as members of the committee.

20.2       The duties of the audit committee shall be —

20.2.1         to detect deficiencies in the Company’s business management, inter alia through consultation with the Company’s internal auditor or with the auditor, and to propose to the board of directors ways of rectifying them;

20.2.2         to resolve whether to approve acts and transactions requiring the audit committee’s approval pursuant to the Companies Law.

21.         Chief Executive Officer (amended October 2019)

The Company’s board of directors shall appoint a Chief Executive Officer (“CEO”) and may appoint more than one CEO. The CEO shall be responsible for the routine management of the Company’s affairs within the framework of the policy determined by the board of directors and subject to its guidelines.

22.         Exemption, Insurance and Indemnity (amended May 2006 and December 2011)

22.1       The Company may exempt an Office Holder therein in advance for his liability, or any part thereof, for damage in consequence of a breach of the duty of care vis-a-vis it, except with respect to Distribution (as defined in the Companies Law).

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22.2       The Company may indemnify an Office Holder retroactively for an obligation or expense as specified in sub-paragraphs 22.2.1 22.2.2 and 22.2.3 below, imposed on him in consequence of an act or omission done in his capacity as an officer in the Company.

22.2.1         a monetary obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

         22.2.2         reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

         22.2.3         reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the company or on its behalf or by another person, or in a criminal indictment in which he is acquitted, or in a criminal indictment in which he is convicted of an offence that does not require proof of criminal intent;

         22.2.4         expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law; and

         22.2.5         payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

    22.3       The Company may give an advance undertaking vis-a-vis an Office Holder to indemnify him in respect of an obligation or expense as specified in paragraph 22.2 above, provided that the undertaking specified in paragraph 22.2.1 is limited to types of events which in the board of directors’ opinion may be anticipated, in light of the Company’s activities, at the time of giving the indemnity undertaking, and to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both to be specified in the Company’s undertaking.

    22.4       A company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act or omission done in his capacity as an Office Holder therein, in any of the following cases:

22.4.1         a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

22.4.2         a breach of the duty of fidelity vis-a-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

22.4.3         a monetary obligation imposed on him in favor of another person.

22.4.4         (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

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    22.5       Paragraphs 22.1 to 22.4 shall not apply in any of the following cases —

         22.5.1         a breach of the duty of fidelity, save regarding insurance and indemnity provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;

         22.5.2         an intentional or rash breach of the duty of care, except where the breach was negligent only;

         22.5.3         an act done with the intention of unlawfully producing a personal profit;

         22.5.4         a fine imposed on an Office Holder.

    22.6       Resolutions regarding the grant of exemption, insurance, indemnity or the grant of an undertaking to indemnify an Office Holder shall be passed subject to the law.

    22.7       “Office Holder” in this section shall include directors and officers as defined in the Companies Law 1999.

23.         Internal Auditor

    23.1       The Company’s board of directors shall appoint an internal auditor in accordance with the audit committee’s proposal. Interested parties in the Company, officers in the Company, relatives of any of the aforegoing and the auditor or someone on his behalf may not hold office as the Company’s internal auditor.

    23.2       The board of directors shall determine what officer shall be the organ to whom the internal auditor is subordinate, and in the absence of such a determination it shall be the board of directors’ chairman.

    23.3       The internal audit plan prepared by the auditor shall be submitted for the audit committee’s approval; however, the board of directors may determine that the plan shall be submitted for the board of directors’ approval.

24.         Auditor (amended October 2019)

    24.1       The Annual Meeting shall appoint an auditor for the Company. The auditor shall hold office until the end of the following Annual Meeting, or for a longer term as determined by the Annual Meeting, provided that his term of office shall not extend beyond the end of the third Annual Meeting following the one at which he was appointed.

    24.2       The auditor’s remuneration for the audit shall be determined by the board of directors. The board of directors shall report to the Annual Meeting on the auditor’s remuneration.

25.         Signatory Rights

    25.1       The rights to sign on the Company’s behalf shall be determined from time to time by the Company’s board of directors.

    25.2       The signatory on the Company’s behalf shall sign together with the Company’s stamp or its printed name.

26.         Dividend and Bonus Shares

    26.1       The Company’s board of directors shall be the organ authorized to decide upon the distribution of a dividend and/or the distribution of bonus shares.

    26.2       The shareholders who are entitled to dividend are the shareholders on the date of the resolution on the dividend or on a later date if another date is specified in the resolution on the dividend’s distribution.

    26.3       If the board of directors does not otherwise determine, any dividend may be paid by way of a cheque or payment order that shall be sent by mail in accordance with the registered address of the

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shareholder or person entitled thereto, or in the case of registered joint shareholders to the shareholder whose name appears first in the shareholders’ register in relation to the joint shareholding. Every such cheque shall be drawn up to the order of the person to whom it is being sent. The receipt of a person who on the date of the dividend’s declaration is listed in the shareholders’ register as the holder of any share or, in the case of joint shareholders, of one of the joint shareholders shall serve as confirmation of all the payments made in connection with such share.

    26.4       For the purpose of implementing any resolution pursuant to the provisions of this paragraph, the board of directors may settle, as it deems fit, any difficulty arising in relation to the distribution of the dividend and/or bonus shares, including determine the value for the purpose of the said distribution of certain assets and resolve that payments in cash shall be made to members in reliance upon the value thus determined, determine regulations in relation to fractions of shares or in relation to non-payment of amounts less than NIS 200.

27.         Redeemable Securities

The Company may, subject to any law, issue redeemable securities on such terms as determined by the board of directors, provided that the general meeting approves the board of directors’ recommendation and the terms determined.

28.         Contributions

The Company may contribute a reasonable sum of money for an worthy object, even if the contribution is not within the scope of business considerations conducive to the Company’s profits.

29.         Accounts

    29.1       The Company shall keep accounts and draw up financial statements pursuant to the Securities Law and any other law.

    29.2       The books of account shall be kept at the office or at such other place as the directors deem fit, and shall always be open for the directors’ inspection.

30.         Notices

    30.1       Subject to any law, notice or any other document which the Company sends and which it may or is required to give pursuant to the provisions of these articles and/or the Companies Law shall be sent by the Company to any person personally, by mail in a letter addressed in accordance with the registered address of such shareholder in the shareholders’ register or in accordance with any address which the shareholder specifies in a letter to the Company as the address for the sending of notices or other documents, or by facsimile in accordance with the number specified by the shareholder as the number for sending notices by facsimile. Should the Company publish notice in at least two Israeli daily newspapers, notice shall be deemed to have been given to any member whose address as registered in the Company’s Register is in Israel.

    30.2       Any notices which must be given to the shareholders shall be given, in relation to shares which are jointly held, to the person whose name appears first in the shareholders’ register as the holder of such share, and any notice given in this manner shall be adequate notice to the holders of such share.

    30.3       Any notice or other document that is sent shall be deemed to have reached its destination within three business days — if sent by registered mail and/or ordinary mail in Israel, and if delivered by hand or sent by facsimile, it shall be deemed to have reached its destination on the first business day following its receipt. When coming to prove the delivery, it shall be adequate to prove that the letter that was sent by mail containing the notice or document was correctly addressed and delivered to the post office as a stamped letter or as a stamped registered letter, and in respect of a facsimile it is sufficient to furnish the transmission confirmation from the sending instrument.

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    30.4       Any entry effected in the ordinary way in the Company’s register shall be deemed prima facie proof regarding the dispatch, as entered in such register.

    30.5       Where it is necessary to give prior notice of a particular number of days or notice that is valid for any period, the date of delivery shall be taken into account in reckoning the number of days or the period.

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